SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated May 5, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated on May 5, 2016 the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the six-month period (in ARS thousands)	03/31/2015	03/31/2014

Gain / Loss attributable to:
Company’s shareholders	558,720	441,364
Non-controlling interests	81,653	29,634

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	69,381	69,381
Additional paid-in capital	444,226	444,226
Legal Reserve	39,078	39,078
Special Reserve	15,802	15,802
Changes in non controlling interest	(19,770)	(19,770)
Retained earnings	558,722	143,677
Non-controlling interest	261,863	218,034
Total Shareholders’ Equity	1,495,316	1,036,442

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050.8, divided into 1,260,140,508 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Acciones	Participación
IRSA Inversiones y Representaciones Sociedad Anónima1	1,193,857,117	94.74%
Minority Shareholders	66,283,391	5.26%

Below are the highlights for the nine-month period ended March 31, 2016:

➢	Net gain for the nine month period of FY 2016 reached ARS 640.4 million, increasing by 36% compared to the same period of FY 2015.

➢
The Company’s EBITDA reached ARS 1,625.0 million in the nine-month period of 2016, 52% higher than in the same period of 2015, due mainly to better results from the shopping centers segment that increased its EBITDA by 35%, the acquisition of offices from our controlling company IRSA in December 2014 and higher income from sales of investment properties.

➢	Our shopping centers’ sales grew by 36.3% in the nine-month period of 2016 (30.0% considering the same shopping centers) and the portfolio’s occupancy rate stood at 98.6%.

➢	We sold 6.814 sqm of office floors in Intercontinental Plaza building in the 9M16, at a gain of ARS 175.6 million.

➢	We issued an international bond for USD 360 million at an annual fixed interest rate of 8.75% maturing in 2023.

➢	As a subsequent event, we acquired from our controller IRSA, 16,012 sqm of an office to be build in “Catalinas”, City of Buenos Aires.

1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: May 05 , 2016